Filed by The Goodyear Tire & Rubber Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cooper Tire & Rubber Company
Commission File No. 001-04329
Date: February 25, 2021

The following transcript is from a presentation led by The Goodyear Tire & Rubber Company (“Goodyear”) Executive Vice President and Chief Financial Officer, Darren Wells on February 25, 2021.

Rod Lache:	Hi everybody. Rod Lache from the Wolf Auto team. Thanks for joining us. We’re really pleased to be welcoming our next company at our auto and auto tech conference, which will be Goodyear. So Goodyear performed quite a bit better than expected through the pandemic. And even coming into this week, there was a sense of optimism about the company’s prospects. And in fact, the company shares were up 27% year to date through last Friday, and that was before all of this week’s news. A lot of that optimism, or a lot of that performance had to do with optimism about the recovery optimism about the impact that another round of US tariffs might have on the US market, likely to benefit US manufacturers.

All that said, we did acknowledge that the narrative did face some challenges, and we’ve had these conversations with Goodyear before. There was still a competitiveness gap, which was observable through differences in tire companies relative profitability. There were questions about distribution through mass retailers like Walmart, and whether Goodyear’s exposure to those channels was really a good thing in a post COVID world. We also wondered about whether Goodyear’s balance sheet would require restructuring or whether you needed actually to do physical restructuring. So there’s certainly different things that would be calls on cash.

Now, fast forward to this week, we got a piece of news that helped us fill in a few of those blanks and we liked it, and I think clearly the market liked it too. The acquisition of Cooper Tire should of course be accretive to earnings. It should be accretive to margins. It increases the company’s leverage to North America, which is a good thing right now. And we suspect that the synergies go far beyond the $165 million that management highlighted on their call. And we’re thinking about things like the strengths that Cooper has in different distribution channels versus the channels that have historically been Goodyear strengths. We’re thinking about the low cost manufacturing assets that at Cooper Tire has. They’re all really interesting, and actually largely I don’t think were incorporated into that $165 million that the company talked about on the call. So with that as an introduction, this is a really great opportunity for us to address some of those questions with the company CFO, Darren Wells, and I know Treasurer Christina Zamarro is on the line as well. So Darren and Christina, thanks for joining us.

Darren Wells:	Yeah, good morning Rod. Glad to be here.

Rod Lache:	So I like to maybe start the discussion by asking you a little bit about how this Cooper deal came together. So what was the catalyst that led you to approach Cooper Tire?

Darren Wells:	Yeah, so I think the genesis for us, Rod, was the reviews that we were doing of our longterm strategy. And this would’ve been back in 2018, 2019, and looking at what some of the challenges were that we were facing, and some of the trends that were evolving in the industry. And certainly there was a lot happening in tire distribution at the time. And that was something that we were actively addressing and have continued to address. There are changes, and certainly a lot of growth in certain market segments. And we’ve always had a strategy that was focused on addressing what we considered to be targeted market segments, so the segments where our technology and our brand could create the most value.

And then obviously we have challenges in manufacturing that we’ve talked a lot about. And I think those challenges, we talk a lot about the cost challenge and certainly that’s one element of it, but there have also been challenges in terms of capability for dealing with the more complex product lineups that we need to build. And then at various points and times, just problem with outright capacity, which is the ability to keep up with the demand that we have for some of those premium products. I mean, that was an issue for us at the end of 2018, which you’ll remember, and obviously has been an issue for us as we’ve recovered from the COVID shut down as well. So we’ve got manufacturing challenges across all three of those areas.

So as we’ve considered what actions we wanted to take to start addressing those challenges, we felt like the fit between Goodyear and Cooper Tire would do a lot for helping us address those challenges. Doesn’t solve all of them, but I think it puts us in a better, for some it’s directly helpful, for others, it provides us some scale and some financial wherewithal that’ll put us in a better position to address them going forward.

Rod Lache:	That makes a lot of sense. So look, the synergies that you talked about on your call seem to be pretty straightforward. I wanted to just ask about the opportunities longer term. So am I correct in thinking that there is a longer term opportunity for growth from this acquisition? Aren’t there just really significant differences in the distribution channels that you have versus Cooper? So you would be able to utilize their distribution network for your brands, or they would be able to use yours for theirs. If that’s correct, how does that play out? Can you just talk to us about the real nuts and bolts of how that post acquisition starts to happen?

Darren Wells:	Yeah, so Rod, I think you’re right to point out the fact that whatever benefits we’re able to drive in terms of growth in both of our brands are not captured in the 165 million. So the 165 million of synergies really is about eliminating overlap and to some degree leveraging distribution. But when we think about that leveraging distribution, part of that is the opportunity to use Tire Hub for increased distribution, as you can imagine, that will be something that we’re going to want to look into. But relatively limited benefits from distribution, as you would have seen in our presentation. And I don’t want to get away from the fact that job one upon closing is going to be to make sure that we get the 165 million a year in cost synergies. So that’s going to be really important for us, that the tax savings will come and don’t require a lot of operational operational actions, but we’ve got some working capital benefits that we think we can deliver also.

And initially, I think we’re going to be focused on, we’ve got two companies whose trends look pretty good, and we want to make sure that the trends that we’ve been driving continue, including some of the good actions that the Cooper team has taken with their own distribution and their own product mix. So we don’t want to get in the way of those, and I think that there will be some time planning what we can do further. But if we start with the overseas businesses, I think that’s probably the areas that are most obvious in terms of ability to leverage distribution and deliver some growth because the Cooper brand doesn’t have a lot of presence in Europe. Doesn’t have a lot of presence in South America. Doesn’t have a lot of presence in the replacement business in China. And those are places where we are very well-established in terms of our distribution. And we believe there’ll be a lot of relevance for the Cooper brand, so we’re going to want to take advantage of the ability to grow that and leverage it.

But I think for North America, I think you’re asking about the differences in our distribution channels here, because Cooper does have a traditional strength with independent retailers, and they have a lot of loyal customers in those retail channels. And I think we are absolutely going to, and although that’s not a part of distribution that’s growing as a general matter, it’s still a part of distribution that’s very important and something that we want to leverage.

And then from the Goodyear side, obviously we’ve done a lot of work thinking about the way consumers may want to shop in the future. So the work that we’ve done on mobile fitting, the work that we’ve done on e-commerce, the experimentation with different retail concepts, like the Roll stores that we have in two of our eastern markets. I think all of that work that we’ve done, as well as the work we’ve done on wholesale distribution, I think those are all tools that we can use to help expand the distribution of the Cooper brand.

So I think we’re each bringing some strengths there and we absolutely intend to leverage those. So the question of what the benefits are from having those alternatives to leverage, it’s still in front of us, but I think you’re right to point out that there’s going to be some upside as-

PART 1 OF 4 ENDS [00:10:04]

Darren Wells:	I have to point out that there’s going to be some upside as we’re able to work more closely and think about how to best implement those types of [inaudible].

Rod Lache:	Yeah. And I want to remind our clients who have logged in, you are able to send a question over to me. Those questions would appear only to me. I’ll try to weave them in to the Q and A with Darren as we go through that. And you just need to type the question into the text box in the Go To Webinar app. Look, I’m going to try to pin you down a little bit or just quantify some of the stuff there, and when you’re talking about the ability to leverage each other’s distribution or bring Cooper more into South America, Europe, any high level thoughts on what that could amount to? If you’re successful, even if it’s out a couple of years, let’s say it’s 2025, any high level number or notion that you can leave with us that is an aspirational target of what could happen in terms of at least the distribution side of things?

Darren Wells:	So I think it’s a little bit early to be setting objectives like that, Ron. It will take more collaborative work than we’re going to be able to do prior to closing. And so I think we’re certainly focused on making sure that we don’t do anything to hurt the momentum that’s in these businesses, ours or theirs, and that we plan that out thoughtfully. And while we’ve got thoughts going in, I think it’s going to be more important to think about what it looks like once we’re able to work in full collaboration with the Cooper team. So I’m going to hold off on that. I do think that there are some places where it’s going to come more easily, and certainly China is going to be high on the list, because of the way that the replacement market is evolving in China, and the fact that most of the Cooper tires that have been sold in China have been sold at OE.

Rod Lache:	Right.

Darren Wells:	So there has not been a lot of replacement there at all yet. And Goodyear has 2,500 points of sale that we’ve developed for the replacement business in China, and we’ve been hitting record volumes in our own replacement business. Obviously, these are complimentary brands from a value perspective. I think the two markets where this has the biggest impact are the U.S. and China.

Rod Lache:	Yeah.

Darren Wells:	And I do think we’re going to be looking to take advantage of that opportunity in China.

Rod Lache:	That is a great example, Darren. Let’s talk about margins a little bit, because one of the questions that I get all the time whenever I speak to investors about Goodyear is people are trying to understand why Goodyear’s margins historically were a bit lower than peers, and certainly lower than Cooper’s. And I know it’s a complicated issue. You’ve got a chemical business, you’ve got a retail business, you’ve got businesses in South America and other markets that might not be quite as profitable. You’ve got OE, which generally is not as profitable. So could you help us unpack that a little bit? Can you talk about what really some of the big differences are that you can actually attack? What would it mean? What is the magnitude of savings, for example, that would be achievable from low cost country versus a high cost country, is maybe one example?

Darren Wells:	Yeah. I think that there is actually quite a bit of information that investors can leverage, and particularly as we just published a new 10K and put out a new set of modeling assumptions. So there is actually some pretty good information that may be helpful as people try to digest that. So once a year in the 10K, we’ll publish a number of different breakdowns of our revenue. So that’s the point in time where you can look and say, “Okay, of our revenue base globally, we’ve got about $7.2 billion of revenue from consumer tires.” And if you take that along with the volume information we publish, you can start to get a feel for what value is coming just from the consumer tire business.

If you combine that then with the modeling assumptions that we provide in our investor materials, which provide the margins that we expect on replacement and OE tires, both 17 inch and above and below 17 inch, and the information we have on [Nick’s], which we also provide and have updated you can start to get a picture of what the margins are both on dollar and percentage terms for the consumer business. And I think that may be helpful, because it does peel away some of the differences versus our competition in the off-highway businesses. Pulls out the chemical business, pulls out the low margin retail store revenue, and we feel very strongly and good about our retail stores, but on a sales margin basis, they have a lower margin than the consumer tire business does.

Rod Lache:	Yeah.

Darren Wells:	And so I think if we separate those out, you can get a better feel of how we might compare on more of an apples to apples basis. Now, having said that, there is no getting around the fact that our footprint sits more in high wage countries than many of our competitors do. And I think maybe even at this session last year we talked about the fact that we’ve got, going into last year, had a $4 to $5 per tire difference versus what we viewed as the industry median for consumer tires. And the actions that we’ve taken, the restructuring in the U.S. and the restructurings in Europe, is going to reduce our manufacturing costs by a couple of $100 million. So already making a buck and a half progress toward addressing that $4 to $5 gap. But that competitiveness issue is still one that we’re going to have to address over time. And I think there are going to be a number of different alternatives for how we address it, but ultimately there remains a gap there.

Now, I do think that we look at the opportunity to get full value for our products in the marketplace as another alternative for expanding our margins, and clearly, the aligned distribution effort in Europe is a good example of that.

Rod Lache:	Mm-hmm (affirmative).

Darren Wells:	So I think while we can continue to work on reducing our conversion cost per tire globally, improving our footprint, particularly for Europe and North America, we also feel like we’re going to take the opportunities that we can to improve on distribution and improve on the top line to continue to push there as well.

Rod Lache:	Great. Thanks for that. That is really helpful, and it’s something we do need to dig into with the new disclosures in your K. And it sounds like there’s a lot of opportunity. I presume that there’s opportunities down the road to leverage footprints in Serbia or Mexico or Vietnam, some of these things that Cooper would presumably bring to you. Is that fair that that’s something that at least it gives you a launch pad to start to think about closing the rest of that $3 or $4 gap.

Darren Wells:	Yeah, even though we haven’t built it into synergies, there are a couple of purely operations areas that we’re really focused on, and one of those is that by combining the footprint we give ourselves more alternatives for where we can make so-called brownfield investments.

Rod Lache:	Mm-hmm (affirmative).

Darren Wells:	There are additional factories we can expand and a number of those for Cooper are in low cost locations. So I think that is something that we’re going to want to study and we’re going to want to think about how to take advantage of. The other operational area, of course, is the opportunity to reduce overlap in logistics and distribution. I mean, just the back that tires are being shipped in basically the same lanes in lot of cases.

Rod Lache:	Yeah.

Darren Wells:	So warehouses and transportation are an area of overlap that we can take advantage of.

Rod Lache:	Right. But when you gave part of your $165 million of synergies that you talked about I think it was partly logistics. [crosstalk].

Darren Wells:	Yeah, we did include a bit of logistics for the elimination of overlapping warehouses in the U.S.

Rod Lache:	Mm-hmm (affirmative).

Darren Wells:	I think we feel like there are going to be other opportunities outside the U.S.

Rod Lache:	Right. Okay. So that’s where TireHub as well comes in, and then you’ve got international opportunities. Talk about the timing of these 165 million of synergies. The things that you defined like SGNA and R&D that account for a lot of that seem like they can come in really quick. Any thoughts on how we should be thinking about early on, just to think about as we’re-

PART 2 OF 4 ENDS [00:20:04]

Rod Lache:	Early on just to think about, as we’re setting out our expectations for Goodyear that we were reasonable about the timeline of this.

Darren Wells:	Yeah. So, I think we were careful about the way we articulated this, which is to say that we expect to have that full run-rate savings within two years of closing.

Rod Lache:	Yeah.

Darren Wells:	And we’ve done a lot of our own analysis. We’ve also done a lot of benchmarking of similar transactions, industrial combinations, to make sure that our own assessments were realistic. And that’s how we came to the idea that, yeah, within two years, we agreed that these are overlaps that we should be able to eliminate to a great extent over that couple of year timeframe. So if we close in the second half this year, that means by the second half of 2023, we would be in a full run-rate savings. How quickly that ramps up, yeah. I think I’m going to have to take a pass on that because I do think that there are still some... I mean, our integration planning, as you can imagine, is just starting. We’re ultimately going to appoint an integration leader and put in place a dedicated team.

And ultimately, they’re going to have some work to do to make sure we’re comfortable with the changes that would have to take place to bring functional areas together and to make sure that as we look at areas like research and development, that we’re bringing them together in a way that doesn’t cause either organization to lose momentum.

Rod Lache:	Mm-hmm (affirmative).

Darren Wells:	So, I think if there’s any caution there, it’s for those reasons, making sure we don’t create disruptions and lose any value that way. This is something that we expect to provide updates on. So, as we get into that integration planning and we move through the next few months, we’re hoping to be able to update the information here including the timing on those savings.

Rod Lache:	Great. Thanks for that. So, let’s talk a little bit about Goodyear specifically. There were a lot of things that there were sort of in the air that you were pursuing that would be creative. Things like the closure of Gadsden. I think that was going to result in 130 million of savings in 2021 [versus] 2019. There was Fulda and Hanau in Germany, which was I think 60 or 70 million. And you had this restructuring of your distribution network in Europe, which originally when you laid that out, you gave some math around the incremental improvement in profit per tire, where we were able to just do the multiplication and say that could be 65 to 130 million.

Darren Wells:	Yup.

Rod Lache:	It’ll take time, but all these things are underway. Can you just give us an update on what actually is going on? What’s the status? And when we’re thinking about how things look in 2021 versus what we saw in ‘20, it’s a little complicated given the downturn, but is there any way for us to think about the bridges and what the status of those things are?

Darren Wells:	Yeah. So Rod, your memory is good. So, all of the numbers that you quoted are consistent with what we’ve talked about. And as a broad matter, all three of those projects are on track. I do understand the issue with trying to use 2020 as a comparison base. So, even when I look at it, I tend to go back to 2019.

Rod Lache:	Yeah.

Darren Wells:	To continue to focus on how 2021 and 2022 might look relative to where we were in 2019. And I think the savings that we’re getting from the Gadsden closure, the 130 million, that will be... We’ll have that full 130 million if we compare 2021 to 2019. We got half of that in the second half of 2020. So, about 33 million a quarter. We would expect to get a similar amount in the first and second quarter of this year. But when we get ourselves to... For the full year of this year, it’s still going to be a full year of savings if compared to 2019.

Rod Lache:	Okay.

Darren Wells:	So, that full 130 million we’ve got... The restructurings in Germany are still ongoing. So, I think we’ll start to see some savings this year, but the idea was that we would have the full benefit of those projects for 2022. And those factories are being downsized and upgraded. And while the downsizing delivers some cost savings, the upgrading is somewhat disruptive. So until both are completed, we don’t really get the full 60 to 70 million of benefit, but we should have it for 2022. And the projects themselves remain on track. The aligned distribution program for the European business is a little bit of a longer term program.

And I think that the good news is... And there were two parts to this as you recall. First, we said in the near term, we were going to sacrifice some volume because we are going to be reducing the number of distributors that we focused on for serving our retail distribution points. And so, we’re reducing it by nearly 50%. And we knew that that would mean we would be selling fewer tires into the channel and that there would be some disruption as those distributors that we refer to as full service distributors, our aligned distributors, as they expanded their ability to deliver in their territories. So, we knew that that was going to have an impact. So, we originally expected that was going to cost us about a million and a half tires in 2020.

As it turns out, I think we feel like we lost about two and a half million units of volume in 2020. By the fourth quarter, our momentum was coming back. So, we were starting to get that volume back already. And I think we’ll make another big step in that direction in 2021. So in that case, it’ll help boost our 2021 volume versus 2020, but we’ll still be running below 2019 because we expect that all of that volume will probably take us another two or three years to get back. So, we’ll get a big chunk back this year and then it’ll continue to recover over the next two or three.

The other benefit though that we were getting from taking the pain on volume, which then we have to recover was, we’re expecting, based on our experience in North America, we’re expecting to be able to increase our margin on the tires that we’re selling and replacement there by $2 to $4 a tire once we’ve got distribution rationalized.

And what that ultimately means is we’re getting better value for our products with our distributors and ultimately increasing the value that our products get in the retail marketplace. And I can say we have already made progress toward gaining some additional value, but most of that $2 to $4, which would be an improvement versus 2019, is going to come in 2022, 2023. So we’ll start to get some benefit this year, but we’ve still got that coming. And that quantification based on the replacement size, the replacement business in Europe, as you say, that’s 65 to 130 million depending on whether it’s $2 a tire or $4 a tire.

Rod Lache:	Gotcha. Okay.

Darren Wells:	That’s still out there and still provide some upside for Goodyear’s existing business.

Rod Lache:	Just really quickly. Did you see? I mean, it’s really hard for us to tell from a high level, but are you seeing that improvement coming through within Goodyear in North America as a result of this? The realignment that you did? I mean, when you kind of look at the underlying data, is that already starting to come through?

Darren Wells:	I think the work that we’ve done distribution in the Americas is work that’s taken place over the last 10 years. And so, most of the benefit that we’ve gotten in Americas, I mean, that benefit is in our run rate results.

Rod Lache:	Yeah. Okay.

Darren Wells:	Yeah. So, that is baked in and that was benefit-

Rod Lache:	I was more referring to the TireHub and what you did like two years ago. So, there was some kind of realignment that you recently executed that seemed like it was maybe analogous to what you were working on here. Is that actually working well?

Darren Wells:	It is. Yeah. I mean, the TireHub is working very well. We’ve recovered the volume and there was some transitional volume loss there too. That’s been recovered. And that was really recovered pre-pandemic. We have continued to get the value that we were expecting to get from our ability to have that sort of national distribution. So, it’s effective, efficient national distribution. And I think what you’ve seen even... We had a lot of discussions during 2019 on the losses in the TireHub equity because we were asking TireHub to expand and invest at levels that were very significant. I mean, even that has improved. So in the fourth quarter, we had TireHub. I mean, and even really throughout 2020, are the impact of TireHub wasn’t much different than ‘19. And we were operating in a COVID environment.

PART 3 OF 4 ENDS [00:30:04]

Darren Wells:	Tire Hub wasn’t much different than ‘19 and we were operating in a COVID environment. So absent COVID I think we’ve gotten some substantial improvement and we’re continuing to see Tire Hub gaining momentum.

Rod Lache:	I’d like to see if I can slip in three more investor questions here in five minutes Derin.

Darren Wells:	Okay.

Rod Lache:	The first is yeah so look North America, December 30th, you see these huge tariffs on Thailand, Taiwan, Vietnam, Korea. Those tires were 25 to 29% of replacement market. You can’t help but go back to 2009 when that last happened in North America. It led to a lot of market expansion for a couple of years. Is that going to happen again here? What happens to those tires? Do those depress results elsewhere?

Darren Wells:	Yeah, well I think, and Rich I think said this on our conference call, and we absolutely see leveling the playing field is a good thing. As a U.S. manufacturer we have to believe that is appropriate to have a level playing field. Acknowledge the last two times that that happened, there was some benefit after the initial loading up of low cost imports which makes industry statistics a little tough to interpret as dealers stock up ahead of the tariffs and that’s happened to us in this case as well. But in each of those cases, there was a period of time that followed that was constructive time for the industry. And the last time this happened what we saw was a lot of the imported supply just shifted from one geography to another. This time look at it and say it may be longer lasting in this case because there are fewer geographies to move them to. Most of the geographies they moved to last time are the ones that are targeted with this new round of tariffs.

Rod Lache:	Gotcha. Okay. I want to ask about leverage and your target and possibly taking advantage of the recent recovery in the stock price to accelerate some of the de-levering through equity.

Darren Wells:	Yeah. Well, so we’ve got our targets for our leverage. I think the good news is that the Cooper acquisition is something that is actually beneficial for our credit statistics right out of the gate and puts us in a position of having better cash flow that we can use to work on the balance sheet over time. So we see this as something that was really a positive for our ability to move toward our leverage targets. We’d put out there that we expect within a reasonable timeframe here to be below three times net leverage and obviously we’re working toward our two times target. So that really hasn’t changed and I guess ultimately what we do in order to get there may be partly determined by what kind of economic environment we end up getting as we recover from COVID. But I think at this point we’re pleased with the benefit that we’re going to get from the combination and pleased with the ability that we believe we’re going to have to generate cash to continue to delever once the closing occurs.

Rod Lache:	Okay. And the target is two times net leverage just to be clear and I guess it depends on how quickly the synergies come in but it looked to us like you could be well below the three turns relatively quickly. Prior this Cooper deal, you were targeting a return, or an SOI margin rather, of eight percent within two to three years. Just remind us what was the timeline on achieving that and do some of the structural changes that you’re seeing here tariffs, I would think that, I believe that that eight percent margin proceeded that development. Do you think that that might happen sooner?

Darren Wells:	So originally when we thought about this Rod we started with 2019. In 2019 we had an SOI margin of 6.4%. If I took that 6.4% and added the impact of the three initiatives that we were just discussing, the two manufacturing restructurings along with the aligned distribution initiative in Europe, and we take all of those collectively those by themselves would be enough to get us over the eight percent and those benefits largely by about 2022. So that’s where we said, “Okay, 2022, 2023, we can see getting back over an eight percent level irrespective of anything else that’s happening and that would be just assuming we get back to something like 2019 volumes.”

Now what’s happened in aviation and some of the off highway businesses probably made that net a little bit harder but I think it’s something that we’re still comfortable with and that’s in Goodyear’s core business and then we start to consider what the combination would do and what the synergies would do. The question on tariffs is a little bit harder to answer but I think your reflection’s right. Historically a period of tariffs coincided with a period of relatively constructive margins in the industry.

Rod Lache:	Great. Well Derin, unfortunately we’re out of time. This has been really helpful. I appreciate you taking the time just to talk to us here about this. There’s a lot going on. It is really interesting to see the company with all these opportunities ahead and I’m sure we’ll be in touch here in the next couple of weeks to follow up. So thanks again everybody for tuning in and we’ll talk to you soon. Thank you.

Darren Wells:	Thanks Rod.

PART 4 OF 4 ENDS [00:36:06]

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Goodyear and Cooper Tire & Rubber Company (“Cooper”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Goodyear’s and Cooper’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Goodyear’s and Cooper’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Cooper stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Goodyear’s or Cooper’s respective businesses; the effect of this communication on Goodyear’s or Cooper’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Goodyear’s or Cooper’s control; transaction costs; Goodyear’s ability to achieve the benefits from the proposed transaction, including the anticipated annual run-rate operating and other cost synergies and accretion to return on capital employed, free cash flow, and earnings per share; Goodyear’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth under the heading “Risk Factors” on the companies’ Annual Reports on Form 10-K and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Goodyear assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the potential transaction, Goodyear expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Goodyear that also constitutes a preliminary proxy statement of Cooper. After the registration statement is declared effective, Cooper will mail a definitive proxy statement/prospectus to stockholders of Cooper. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Goodyear or Cooper may file with the SEC and send to Cooper’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF GOODYEAR AND COOPER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Goodyear or Cooper through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Goodyear will be available free of charge on Goodyear’s website at corporate.goodyear.com/en-US/investors.html and copies of the documents filed with the SEC by Cooper will be available free of charge on Cooper’s website at http://investors.coopertire.com.

Additional information can be found by visiting goodyearcooper.transactionfacts.com, our newly launched website dedicated to the transaction.

Participants in the Solicitation

Goodyear and Cooper and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Goodyear is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 9, 2021, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of Cooper is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 22, 2021, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.